**UNITED STATES OF AMERICA**
**Before the**
**SECURITIES AND EXCHANGE COMMISSION**

**SECURITIES EXCHANGE ACT OF 1934**
Release No. 68716 / January 24, 2013

**ADMINISTRATIVE PROCEEDING**
File No. 3-15166

| | |
|---|---|
| **In the Matter of**<br><br>**HI DEF Enterprises, Inc.,**<br>**Hi-Rise Recycling Systems, Inc.,**<br>**Highline Industries, Inc.,**<br>**Hirel Holdings, Inc.,**<br>**Holiday RV Superstores, Inc. (n/k/a**<br>    **FreedomRoads RV, Inc.),**<br>**Hooker Enterprises, Inc.,**<br>**Hospital Staffing Services, Inc., and**<br>**Hotelworks.com, Inc.,**<br><br>    **Respondents.** | **ORDER MAKING FINDINGS AND**<br>**REVOKING REGISTRATION OF**<br>**SECURITIES PURSUANT TO SECTION 12(j)**<br>**OF THE SECURITIES**<br>**EXCHANGE ACT OF 1934 AS TO HOLIDAY**<br>**RV SUPERSTORES, INC. (n/k/a**<br>**FREEDOMROADS RV, INC.)** |

**I.**

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Holiday RV Superstores, Inc. (n/k/a FreedomRoads RV, Inc.) ("FreedomRoads RV" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on January 7, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

**II.**

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the

Securities Exchange Act of 1934 as to Holiday RV Superstores, Inc. (n/k/a FreedomRoads RV, Inc.) ("Order"), as set forth below.

## III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.      FreedomRoads RV (CIK No. 822076) is a Delaware corporation located in Lincolnshire, Illinois.  At all times relevant to this proceeding, certain securities of FreedomRoads RV have been registered under Exchange Act Section 12(g). On October 20, 2003, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was terminated on February 23, 2009.  As of October 5, 2012, the company's stock (symbol "RVEE") was traded on the over-the-counter markets.

2.      FreedomRoads RV has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended December 31, 2002.

## IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.


Elizabeth M. Murphy
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.